ALYSON SAAD

Counsel, 2VP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: alyson.saad@protective.com

December 22, 2020

VIA EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Attn: Sally Samuel, Quinn Kane

Re:                             Protective Life Insurance Company (the “Depositor” or the “Company”)

Protective COLI VUL (the “Separate Account”) (File No. 811-23604)

Individual Flexible Premium Variable Universal Life Insurance Policies (the “Policies”) (File No. 333-248236)

Responses to Comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6

Dear Ms. Samuel and Mr. Kane:

On behalf of the Company, we are writing to you to submit responses to your comments provided via telephone on December 21, 2020, in connection with your review of Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 1 under the Investment Company Act of 1940, as amended, to the registration statement of the Separate Account and the Policies on Form N-6 (the “Registration Statement”), filed on December 13, 2020 (Accession No. 0001104659-20-136401).  References to the disclosures discussed herein are to the disclosures contained in Pre-Effective Amendment No. 1 to the Registration Statement. As previously discussed with the staff, we confirm that the changes to the disclosure discussed below will be reflected in the definitive form of Prospectus for the Separate Account and the Policies that will be filed pursuant to Rule 497 under the 1933 Act. For your convenience, we have repeated below in bold each comment, and our responses follow your comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

1.              On p. 6 of the Prospectus under the heading “Tax Risks,” the disclosure states that “[i]f the Policy is not a modified endowment contract, distributions generally are treated first as a return of basis or investment in the Policy and then as taxable income.” Please confirm whether the first sentence of the disclosure should state instead that if the Policy is not a modified endowment contract, “distributions, such as surrenders and withdrawals, ….”

The Company will revise this disclosure as follows (new language is bolded): “If the Policy is not a modified endowment contract, distributions, such as surrenders and withdrawals, generally are treated first as a return of basis or investment in the Policy and then as taxable income.”

2.              In the Transaction Fees table, please confirm that the Sales Load and Premium Tax are formatted to make clear that they are sub-items of the Premium Expense Charge.

The Company confirms that the Sales Load and Premium Tax are shown as indented sub-items of the Premium Expense Charge.

3.              In the Table of Periodic Charges Other Than Fund Operating Expenses, please add a sentence to the footnote to Loan Interest Credit Spread stating that “the loan interest credit spread is an amount deducted from the loan interest rate to cover the costs the Company incurs by providing the loaned cash value.”

The Company will add the following language to footnote 4: “The Loan Interest Credit Spread is the amount deducted from the loan interest rate to cover the costs the Company incurs by providing the loaned cash value.”

4.              In the Table of Periodic Charges Other Than Fund Operating Expenses, please add a footnote to TIADB Transaction Charge to clarify what the acronym TIADB stands for.

The Company confirms that the TIADB Transaction Charge means the “Terminal Illness Accelerated Death Benefit Transaction Charge.” The Company will add a footnote to TIABD Transaction Charge to clarify that “TIABD Transaction Charge” means Terminal Illness Accelerated Death Benefit Transaction Charge.

5.              On p. 48 under Supplemental Benefits, consider removing the following disclosure: “Not all such riders and endorsements may be available at any time, and supplemental riders and endorsements in addition to those listed below may be made available.”

The Company will delete the above-referenced disclosure.

6.              In Appendix A to the Prospectus, the last paragraph on p. A-1 states: “The 7-Pay Premium for this policy and attained age is $3,277 (7-Pay Factor of 32.77 per 1,000 of Face Amount).” Please clarify how the 7-Pay Factor is determined.

The Company will revise the Non-MEC example beginning on p. A-1 as follows (new language is bolded): The IRC under section 7702 defines a life insurance contact. Under section 7702A, the IRS codifies that a policy that is life insurance under 7702, but fails a 7-pay test comparing cumulative premiums paid to the policy to the sum of the “net level premiums” (defined here as “7-Pay Premiums”) over the first seven years, would become a MEC. In this case, the policy would continue to legally be defined as a life insurance contract, but may incur penalties and adverse tax consequences when withdrawing funds from the policy or taking policy loans. ~~By dividing the single premium calculated as the necessary to fund the policy under IRC 7702 by an annual annuity of $1 paid for seven years, we are able to come up with a set of “7-Pay Factors” per $1,000 of Face Amount that are multiplied by the policy’s Face Amount to determine allowable 7-Pay Premiums for the policy.~~ The 7-Pay Premiums are the premiums the policy would need to be paid-up after 7 years, assuming a codified interest (or guaranteed rate, if higher), reasonable mortality charges, and no expenses. 7-Pay Premiums are calculated by dividing the single premium necessary to fully fund the Insured’s policy by an annual annuity of $1. The “7-Pay Factor” is the amount of 7-Pay Premium per $1,000 of Face Amount. 7-Pay Premiums and 7-Pay Factors vary based on Issue Age, premium class, and sex.

For purposes of this example, assume that the Insured is a male, standard nonsmoker class and the Insured’s Issue Age is 40. Under Option 1, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. ~~The 7-Pay Premium for this policy and attained age is $3,277 (7-Pay Factor of 32.77 per 1,000 of Face Amount).~~ The Insured would need to pay $20,366 to fully fund the policy under the current codified interest rate. A seven-year annuity of $1 at the same interest rate and mortality assumption would cost $6.2143, so the 7-Pay Premiums allowed under 7702A would be $3,277 (20,366 / 6.2143), and the 7-Pay Factor would be 32.77 per $1,000 of Face Amount. If cumulative premiums paid within the first seven years exceed the cumulative 7-Pay Premiums through that policy year, the policy will become a MEC.

As another example, assume that the Insured is a male, standard nonsmoker class and the Insured’s Issue Age is 50. Under Option 1, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. ~~The 7-Pay Premium is $4,606 (7-Pay Factor of 46.06 per 1,000 of Face Amount).~~ The Insured would need to pay $28,546 to fully fund the policy under the current codified interest rate. A seven-year annuity of $1 at the same interest rate and mortality assumption would cost $6.1965, so the 7-Pay Premiums allowed under 7702A would be $4,606 (28,546 / 6.1965), and the 7-Pay Factor would be 46.06 per $1,000 of Face Amount. If more than $4,606 is paid in the first year or if cumulative premiums paid in the first seven years exceeded the sum of the 7-Pay Premiums through that policy year, the policy would become a MEC. If instead, the policyholder wanted to put more money in, they could alternatively purchase a policy with a higher Face Amount, which would allow for more premiums allowed at the same ratio. For a male, standard nonsmoker with an Issue Age of 50 purchasing $200,000 of Face Amount, the 7-Pay Premiums would instead be $9,212 (200,000 / 1,000 x 46.06).

7.              In Appendix A to the Prospectus, the third sentence in the third paragraph contains a typographical error.

The Company will fix the typographical error by changing the first word in the third sentence from “Similarly” to “Similar.”

***

We trust that the foregoing is responsive to your comments. As noted above, the disclosure changes discussed herein will be reflected in the definitive form of Prospectus that will be filed pursuant to Rule 497 under the 1933 Act. Questions or comments concerning this letter may be directed to the undersigned at 205-268-2984, or to Josephine Cicchetti at 202-230-5230.

Sincerely,

/s/ Alyson Saad

Counsel, 2VP

Protective Life Insurance Company

cc: Josephine Cicchetti, Partner, Faegre Drinker Biddle & Reath LLP